Exhibit (a)(1)(G)

FORM OF NOTICE OF EXPIRATION OF EXCHANGE OFFER

To:	Eligible Participants

Date:	June 12, 2020 (unless extended)

Subject:	Expiration of Exchange Offer

GOGO INC. OPTION EXCHANGE PROGRAM

As of 5:00 p.m., Central Time, on June 12, 2020, we closed Gogo, Inc.’s offer to exchange Eligible Options for new Replacement Options (the “Exchange Offer”). If you were an eligible participant who properly elected to participate in the Exchange Offer by exchanging some or all of your Eligible Options and did so by the deadline, your elected Eligible Options have been accepted for participation in the Exchange Offer. Such options have been cancelled and you no longer have any rights with respect to those options. Any restrictive covenants that you agreed to in connection with those options remain in full force and effect. By participating in the Exchange Offer, you have automatically been granted new stock options (“Replacement Options”) in exchange for the cancelled options, in accordance with the terms and conditions of the Exchange Program.

As described in the Exchange Offer documents, you will receive stock option agreement(s) for the Replacement Options that have been granted to you in exchange for your properly tendered and cancelled options. These stock option agreements will be sent to you by E*Trade in the next couple of weeks.

If you have any questions, please contact optionexchange@gogoair.com.

The Exchange Offer is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or on the Exchange Offer website located at: https://myoptionexchange.com.